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December 2, 2020	Lisa Mikhail Henry T +1 617 951 7780 lisa.henry@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds III (Registration Nos. 002-84012 and 811-03752)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds III (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 129 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on October 9, 2020, relating to AMG GW&K International Small Cap Fund (formerly AMG Managers Cadence Emerging Companies Fund) (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1. Comment: Please update all missing material information in the post-effective amendment to be filed pursuant to Rule 485(b) of the 1933 Act.

Response: The Trust confirms that it will file a post-effective amendment (the “485(b) Amendment”) to include material information missing from the 485(a) Amendment.

2. Comment: Given that the Fund may invest in other investment companies, please include, if necessary, a line item relating to Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses and that such line item is not currently required for the Fund.

3. Comment: The Staff notes that the Fund’s principal investment strategies disclosure states that “[u]ntil December 7, 2020, under normal circumstances, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets in ‘emerging companies.’” This disclosure should be deleted if the Fund will not be following the policy at the time the 485(a) Amendment takes effect.

Response: The Trust confirms that the Fund’s policy to invest at least 80% of its net assets in “emerging companies” will be removed in the 485(b) Amendment.

4. Comment: The Staff notes that the Fund’s principal investment strategies disclosure provides that “[i]f, in the view of GW&K, market conditions are not favorable, the Fund may invest less than 40% of its net assets in investments economically tied to countries other than the U.S.” Please revise this policy such that, if market conditions are not favorable, the Fund will invest at least 30% of its net assets in investments economically tied to countries other than the U.S.

Response: The Trust confirms that it will revise the disclosure in the section titled “Summary of the Fund – AMG GW&K International Small Cap Fund – Principal Investment Strategies” as follows in the 485(b) Amendment:

“Notwithstanding the foregoing, if ~~If~~, in the view of GW&K, market conditions are not favorable, the Fund ~~may invest less than 40%~~ will invest at least 30% of its net assets in investments economically tied to countries other than the U.S.”

5. Comment: The Staff notes that the disclosure in the section titled “Summary of the Fund – Principal Risks – Emerging Markets Risk” states that “investments in emerging markets are subject to the general risks of foreign investments, as well as additional risks which can result in greater price volatility.” Please include these additional risks.

Response: The Trust confirms that it will revise the disclosure in the section titled “Summary of Fund – AMG GW&K International Small Cap Fund – Principal Risks – Emerging Markets Risk” as follows in the 485(b) Amendment:

Emerging Markets Risk—investments in emerging markets are subject to the general risks of foreign investments, as well as additional risks which can result in greater price volatility. Such additional risks include the risk that markets in emerging market countries are typically less developed and less liquid than markets in developed countries and such markets are subject to increased economic, political, or regulatory uncertainties.

6. Comment: The Staff notes that disclosure in the section titled “Summary of the Fund – Principal Risks – Sector Risk” states that stocks in the industrials sector may comprise a significant portion of the Fund’s portfolio. Please include the Fund’s strategy of investing in industrials in the principal investment strategies disclosure.

Response: The Trust notes that the Fund may invest in stocks in any market industry or sector. The Fund does not have a strategy to focus its investments in any particular industry or sector, but may have a significant amount of its assets invested in stocks in a single or small number of industries or sectors. The Fund’s industry and sector distribution may change over time because it is actively managed. For this reason, the Trust does not believe that any specific industry or sector should be discussed in the “Principal Investment Strategies” section of the Fund’s Prospectus.

7. Comment: Please disclose that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund, as required by Item 5 of Form N-1A.

Response: The Trust respectfully submits that the disclosure in the section titled “Additional Information About the Fund – Fund Management” on page 12 of the Prospectus includes the following: “Reid Galas, CFA, Karl M. Kyriss, CFA and Daniel L. Miller, CFA are the portfolio managers jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, and have managed the Fund since October 8, 2020.”

Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc:	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.